UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM SD
Specialized Disclosure Report
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333-172764-01	BWAY Intermediate Company, Inc.	27-2594571
(Commission File Number)	(Exact name of registrant as specified in its charter)	(I.R.S. Employer Identification No.)
8607 Roberts Drive, Suite 250 Atlanta, Georgia 30350-2237
(Address of principal executive offices)
Delaware
(State or other jurisdiction of incorporation)
Leslie L. Bradshaw            (630) 203-4091
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The Conflict Minerals Report of BWAY Intermediate Company, Inc. is provided as Exhibit 1.02 to this Form SD, and is publicly available at: www.bwaycorp.com.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibits are included herewith:
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BWAY Intermediate Company, Inc.
(Registrant)

Date:	May 30, 2014	By:	/s/ Michael B. Clauer
Michael B. Clauer Executive Vice-President and Chief Financial Officer